

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Daniel Char
Secretary and General Counsel
Evelo Biosciences, Inc.
620 Memorial Drive
Cambridge, Massachusetts 02139

   Re: Evelo Biosciences, Inc.
    Registration Statement on Form S-3
    Filed August 23, 2021
    File No. 333-259005

Dear Mr. Char:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Peter N. Handrinos